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July 28, 2014

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
James Rosenberg, Senior Assistant Chief Accountant
Johnny Gharib
Dana Hartz

Re:	Avalanche Biotechnologies, Inc.
Registration Statement on Form S-1 (Registration No. 333-197133)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-197133) (the “Registration Statement”) of Avalanche Biotechnologies, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on July 30, 2014, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Potter at (650) 470-4809.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

AVALANCHE BIOTECHNOLOGIES, INC.

By:	/s/ Thomas W. Chalberg, Jr., Ph.D.
Thomas W. Chalberg, Jr., Ph.D.
President and Chief Executive Officer

cc:	Linda C. Bain, Avalanche Biotechnologies, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Robert W. Phillips, Esq., Latham & Watkins LLP
Eric W. Blanchard, Esq., Covington & Burling LLP